Filed pursuant to Rule 433

November 17, 2010

Relating to

Preliminary Prospectus Supplement dated November 17, 2010 to

Prospectus dated August 26, 2009

Registration Statement No. 333-161562

Genworth Financial, Inc.

$400,000,000

7.20% SENIOR NOTES DUE 2021

Issuer:	Genworth Financial, Inc.
Ratings/Outlook*:	Baa3/Stable (Moody’s) / BBB/Stable (S&P)
Securities:	7.20% Senior Notes due 2021
Format:	SEC Registered
Trade Date:	November 17, 2010
Settlement Date:	November 22, 2010 (T+3)
Maturity Date:	February 15, 2021
Principal Amount:	$400,000,000
Price to Public:	99.659%
Underwriting Discount:	0.650%
Net Proceeds to Issuer:	$396,036,000
Spread to Treasury Benchmark:	438.3 basis points
Treasury Benchmark:	2.625% due November 15, 2020
Treasury Yield:	2.867%
Coupon:	7.200%
Yield to Maturity:	7.250%
Interest Payment Dates:	Semi-annually on each February 15 and August 15 of each year, commencing on February 15, 2011
Optional Redemption:	Make-whole redemption at the discount rate of U.S. Treasuries + 65 basis points
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Payment Business Days:	New York
CUSIP; ISIN:	37247DAN6; US37247DAN66
Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.